

May 31, 2024

Mark McFarland
Chief Executive Officer
Talen Energy Corporation
2929 Allen Pkwy, Suite 2200
Houston, TX 77019

> **Re: Talen Energy Corporation**
> **Amendment No. 5 to Draft Registration Statement on Form S-1**
> **Submitted May 17, 2024**
> **CIK No. 0001622536**

Dear Mark McFarland:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 18, 2024 letter.

Amendment No. 5 to Draft Registration Statement on Form S-1

Prospectus Summary
Recent Developments
Cumulus Data Campus Sale, page 9

1. We note your disclosure responding to prior comment 1. With regard to the table on page 9, which you disclosed as showing the EBITDA values based on the described PTC reference prices and your minimum commitments with AWS, please expand your disclosure to clarify the reasons for the wide range of EBITDA each year, instead of one estimated EBITDA amount based on your reference price and minimum commitment with AWS that year.

In this regard, please clarify why footnote (2) refers to Susquehanna revenues without AWS agreements, and why footnote (3) refers to financial outcomes based on offtake outcomes dependent on the buyer, instead of just AWS as the buyer.

If you have a reasonable basis supporting the EBITDA ranges, please add clarifying supporting details. Otherwise please revise the EBITDA amounts, and footnotes as necessary, to correspond with the minimum commitments with AWS only.

Financial Statements
Note 17 - Acquisitions and Divestitures
Completed Divestitures
ERCOT Asset Sale, page F-31

2. We note disclosure of your ERCOT asset sale for $785 million that closed on May 1, 2024. Beside customary net working capital adjustments, please expand your disclosure to clarify the extent of any contingency, recourse or continuing involvement associated with the sale that would impact your gain on sale recognition in the second quarter ending June 30, 2024.

Cumulus Data Campus Sale, page F-32

3. We note you disclosed on page F-32 that for the quarter ended March 31, 2024, you recognized a $324 million net gain on the sale of the Cumulus data campus assets.

Per ASC 450, a contingent gain should not be recognized prior to the gain being realized or realizable, with claim to cash reasonably assured without expectation of repayment. Please explain how you have considered ASC 450-30-25-1 in concluding that gain recognition was appropriate, given your disclosures on pages 9 and 52 that the $300 million held in escrow will not be released until zoning approvals and ordinances allowing construction and operation of the data center facilities are received, and if not received, AWS may revert the escrowed funds and you may repurchase the property.

Unless you are able to show how you have control over receiving the zoning and ordinance approvals (i.e. contingency), it appears that you will need to postpone your gain on sale recognition until the contingency is resolved and the gain is realizable.

Please contact Yolanda Guobadia at 202-551-3562 or Lily Dang at 202-551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell at 202-551-5351 or Karina Dorin at 202-551-3763 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Anthony Sanderson